Exhibit 99.2

Interim condensed consolidated

financial statements of

LeddarTech Holdings Inc.

(Unaudited)

For the three and nine months ended June 30, 2024 and 2023

Unaudited interim condensed consolidated statements of financial position	3

Unaudited interim condensed consolidated statements of changes in shareholders’ deficiency	4

Unaudited interim condensed consolidated statements of loss and comprehensive loss	6

Unaudited interim condensed consolidated statements of cash flows	7

Notes to the unaudited interim condensed consolidated financial statements	8-27

LeddarTech Holdings Inc.

Interim condensed consolidated statements of financial position

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		June 30, 2024	September 30, 2023
	Notes	$	$
Assets
Current assets
Cash		5,732,862	5,056,040
Trade receivable and other receivables		1,547,341	3,689,475
Government assistance and R&D tax credit receivable		918,071	2,179,423
Inventories		1,642,410	1,246,946
Prepaid expenses		2,432,130	1,325,991
Total current assets		12,272,814	13,497,875
Property and equipment		1,726,977	2,071,457
Right-of-use assets		2,094,588	3,180,318
Intangible assets	4	62,518,850	45,838,108
Prepaid financing fees		—	264,523
Goodwill		7,318,126	7,318,126
Total non-current assets		73,658,541	58,672,532
Total assets		85,931,355	72,170,407

Liabilities and shareholders’ deficiency
Current liabilities
Accounts payable and accrued liabilities		14,468,848	13,570,905
Provisions	5	—	878,144
Conversion option	6	167,905	737,974
Warrant liability	7	734,759	—
Current portion of lease liabilities		663,920	722,675
Current portion of government grant liabilities	8	575,833	568,807
Total current liabilities		16,611,265	16,478,505
Long-term debt	6	77,712,057	47,725,583
Redeemable stock options	10	—	6,102,496
Lease liabilities		1,834,441	3,058,558
Government grant liabilities	8	1,078,762	899,489
Total non-current liabilities		80,625,260	57,786,126
Total liabilities		97,236,525	74,264,631

Shareholders’ deficiency
Capital stock	9	545,690,309	452,246,204
Reserve – warrants		670,703	670,703
Reserve – stock options		5,627,767	31,659,392
Other component of equity		(2,087)	2,869,188
Deficit		(563,291,862)	(480,333,695)
Equity (deficiency) attributable to owners of the capital stock of the parent		(11,305,170)	7,111,792
Non-controlling interests	9	—	(9,206,016)
Total shareholders’ deficiency		(11,305,170)	(2,094,224)
Total liabilities and shareholders’ deficiency		85,931,355	72,170,407

Subsequent event (Note 16)

See accompanying notes

On behalf of the Board:
Director	Director

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ deficiency

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

For the nine months ended June 30, 2024

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ deficiency
	Notes	$	$	$	$	$	$	$	$
Balance as at September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)
Shares issuance (Note 9)		523,211	—	—	(2,087)	—	521,124	—	521,124
Shares issued upon exercise of PIPE warrants	6	2,059,081	—	—	—	—	2,059,081	—	2,059,081
Dividend in share	9	22,960,000	—	—	—	(22,960,000)	—	—	—
Business combination	3-9	65,372,812	—	117,246	—	—	65,490,058	—	65,490,058
Stock-based compensation	10	—	—	5,883,736	506,774	—	6,390,510	—	6,390,510
Financing fees – credit facilities modification	6	—	1,643,714	—	—	—	1,643,714	—	1,643,714
Warrant exercised	6	1,646,214	(1,643,714)	—	—	—	2,500	—	2,500
Options exercised	10	825,063	—	(373,215)	(944,274)	492,426	—	—	—
Closing of previous equity incentive plan	10	—	—	(31,659,392)	—	31,659,392	—	—	—
Net loss and comprehensive loss		—	—	—	—	(85,015,621)	(85,015,621)	(302,312)	(85,317,933)
Exercise of call option	9	57,724	—	—	(2,431,688)	(7,134,364)	(9,508,328)	9,508,328	—
Balance as at June 30, 2024		545,690,309	670,703	5,627,767	(2,087)	(563,291,862)	(11,305,170)	—	(11,305,170)

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ deficiency

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

For the nine months ended June 30, 2023

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
Balance as at September 30, 2022		433,689,768	670,703	28,708,766	2,431,688	(432,341,598)	33,159,327	(5,901,084)	27,258,243
Shares issuance		18,277,628	—		—	—	18,277,628	—	18,277,628
Stock-based compensation		—	—	1,753,734	—	—	1,753,734	—	1,753,734
Net loss and comprehensive loss for the period		—	—	—	—	(36,562,257)	(36,562,257)	(2,488,696)	(39,050,953)
Balance as at June 30, 2023		451,967,396	670,703	30,462,500	2,431,688	(468,903,855)	16,628,432	(8,389,780)	8,238,652

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of loss and comprehensive loss

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the three months ended June 30,		For the nine months ended June 30,
		2024	2023	2024	2023
	Notes	$	$	$	$
Revenues
Products		1,052,725	1,350,014	4,410,456	3,915,563
Services		278,062	34,208	482,574	188,990
Other		92,629	33,362	92,629	44,263
		1,423,416	1,417,584	4,985,659	4,148,816
Cost of sales	3	885,981	1,483,711	2,980,666	5,627,419
Gross profit		537,435	(66,127)	2,004,993	(1,478,603)

Operating expenses
Marketing and product management		999,628	787,231	3,323,632	3,034,192
Selling		778,597	219,180	2,421,239	2,182,320
General and administrative		4,352,690	4,099,533	14,275,520	13,121,264
Stock-based compensation	10	2,881,817	539,407	(300,076)	1,659,017
Research and development costs	13	1,855,937	1,516,343	6,686,031	10,115,381
Listing expense	3	—	—	59,139,572	—
Restructuring costs		—	533,169	—	2,085,698
Transactions costs	3	—	719,100	2,407,977	1,589,703
Impairment loss related to intangible assets	4	—	—	—	5,791,439
Loss from operations		(10,331,234)	(8,480,090)	(85,948,902)	(41,057,617)

Other (income) costs
Grant revenue		—	(176,423)	(90,065)	(295,703)
Finance costs, net	14	(2,876,593)	(4,147,267)	(557,915)	(1,710,961)
Loss before income taxes		(7,454,641)	(4,156,400)	(85,300,922)	(39,050,953)
Income taxes		—	—	17,011	—
Net loss and comprehensive loss		(7,454,641)	(4,156,400)	(85,317,933)	(39,050,953)

Net loss and comprehensive loss attributable to:
Non-controlling interests	9	—	(281,016)	(302,312)	(2,488,696)
Equity holders of the parent		(7,454,641)	(3,875,384)	(85,015,621)	(36,562,257)
Net loss per common share, basic and diluted	11	(0.25)	(23.12)	(2.89)	(218.14)
Weighted average common shares outstanding, basic and diluted	11	29,453,615	167,610	29,453,615	167,610

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of cash flows

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the nine months ended June 30,
		2024	2023
	Notes	$	$

Operating activities
Net loss		(85,317,933)	(39,050,953)
Adjustments to reconcile loss before tax to net cash flows:
Write-down (write-down reversal) of inventories		612,076	1,780,788
Depreciation of property and equipment		393,175	1,131,634
Depreciation of right-of-use assets		476,363	416,095
Amortization of intangible assets		293,181	313,958
Impairment loss related to intangible assets	4	—	5,791,439
Finance costs, net	14	(807,163)	(1,829,983)
Stock-based compensation		(300,076)	1,659,017
Transactions costs		431,458	—
Listing expense	3	59,139,572	—
Gain on lease liability cancellation		(204,146)	(28,980)
Foreign exchange gain (loss)		682,848	122,193
		(24,600,645)	(29,694,792)
Net change in non-cash working capital items	12	(11,716,711)	3,515,755
Net cash flows related to operating activities		(36,317,356)	(26,179,037)

Investing activities
Additions to property and equipment		(460,607)	(443,047)
Additions to intangible assets		(10,063,100)	(9,013,461)
Grants received related to intangible assets and property and equipment		13,713	181,156
R&D tax credit received		1,522,306	—
Finance income received		302,799	118,011
Net cash flows related to investing activities		(8,684,889)	(9,157,341)

Financing activities
Debt issuance	6	29,463,494	28,957,266
Interest paid on credit facility and other loan	6	(2,669,860)	(3,950,265)
Exercise of warrants	9	337	7,869
Debt issuance cost	6	(9,645)	(2,006,096)
Other loan settlement		—	(134,189)
Cash acquired from a reverse asset acquisition	3	19,750,572	—
Bridge loans issuance proceed		—	6,250,000
Bridge loans settlement		—	(6,250,000)
Repayment principal amount of lease liabilities		(666,920)	(508,497)
Issuance of common shares		10,849	—
Interest paid on lease liability		(237,537)	(371,387)
Net cash flows related to financing activities		45,641,290	21,994,701

Effect of foreign exchange on cash		37,777	(394,519)

Net increase (decrease) in cash		676,822	(13,736,196)
Cash, beginning of period		5,056,040	32,025,899
Cash, end of period		5,732,862	18,289,703

See accompanying notes

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

1.	Reporting entity, nature of operations and going concern uncertainty

Reporting entity

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to Note 3, Acquisition of Prospector Capital Corp., for additional information on the amalgamation of the Company on December 21, 2023.

These unaudited condensed interim consolidated financial statements are comprised of the accounts of LeddarTech and its wholly owned subsidiaries and the prior period amounts are those of LeddarTech, which continued as the operating entity under the same name following the amalgamation.

The Company’s subsidiaries are as follows:

	Place of	Proportion of ownership interest held by the Company
Name of subsidiary	incorporation and operation	June 30, 2024	September 30, 2023
LeddarTech USA Inc	U.S.	100%	100%
LeddarTech (Shenzhen) Sensing Technology Co., Ltd	China	100%	100%
Vayavision Sensing, Ltd. (“Vayavision”) (1)	Israel	100%	60%
LeddarTech Germany GmbH	Germany	100%	100%

(1)	As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision (Note 9).

The Company’s head office is located at 240-4535, boul. Wilfrid-Hamel, Québec City, Québec,

G1P 2J7, Canada.

Nature of operations

The Company develops services and products targeted at the Advanced Driver Assistance Systems (“ADAS”) market and manufactures and commercializes advanced detection and ranging systems and solutions based on light (“LIDAR”) for the mobility market. The Company operates under one operating segment.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

1.	Reporting entity, nature of operations and going concern uncertainty (continued)

Going concern uncertainty

These interim condensed consolidated financial statements were prepared on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In its assessment to determine if the going concern assumption is appropriate, management considers all data available regarding the future for at least, without limiting to, the next twelve months from the date of the interim condensed consolidated financial statements.

The Company has an accumulated deficit of $563,291,862 as at June 30 2024, and, for the nine months ended June 30, 2024, incurred a net loss of $85,317,933 and net cash outflows related to operating and investing activities amounting to $36,317,356 and $8,684,889 respectively. As at June 30, 2024, the Company had a cash balance of $5,732,862 and an outstanding credit facility of $30,000,000 with a maturity date of January 31, 2026.

Based on cash flow projections, the Company does not expect to have sufficient cash resources in the coming twelve months from the date of these interim condensed consolidated financial statements, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed.

The ability of the Company to fulfill its obligations and finance its future activities depends on its ability to raise capital and the continuous support of its creditors. The Company has historically been successful in raising capital through issuances of equity and debt and refinancing its credit facilities (refer to Note 6). Consequently, the Company believes its effort to raise sufficient funds to support its activities will be successful. However, there can be no certainty as to the ability of the Company to achieve successful outcomes to these matters. This indicates the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

The accompanying interim condensed consolidated financial statements do not purport to give effect to adjustments, if any, to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and be required to realize its assets and liquidate its liabilities in other than normal course of business.

These interim consolidated financial statements were approved for issue by the Company’s Audit Committee of the Company on August 12th, 2024.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

2.	Summary of significant accounting policies

Statement of compliance

These unaudited interim condensed consolidated financial statements for the three and nine months ended June 30, 2024, have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation are followed in the unaudited interim condensed consolidated financial statements as compared with the most recent annual financial statements. They do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2023, and 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

3.	Acquisition of Prospector Capital Corp.

On December 21, 2023, the Company completed a plan of arrangement pursuant to a BCA with Prospector and LeddarTech Holdings Inc. Pursuant to the plan of arrangement and BCA, Prospector amalgamated with LeddarTech Holdings Inc., a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination, to form “Amalco”. Also pursuant to the plan of arrangement, after the preferred shares of LeddarTech converted into common shares of LeddarTech, Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco, and LeddarTech and Amalco amalgamated. The Transactions are accounted for as a reverse asset acquisition in accordance with IFRS 2, Share-Based Payment (“IFRS 2”) since Prospector does not meet the definition of a business in accordance with IFRS 3, Business Combinations (“IFRS 3”).

On closing, the Company accounted for the fair value of the common shares issued to Prospector shareholders at the market price of Prospector’s publicly traded common shares on December 21, 2023. The fair value of the Class A Non-Voting Special Shares was determined using an option pricing model that considers the vesting terms of the instruments issued, which are subject to a seven-year vesting pursuant to which such Class A Non-Voting Special Shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. As part of the amalgamation, the Company acquired cash, accounts payable and accrued liabilities and warrant liabilities. The difference between the fair value of the consideration paid over the fair value of the identifiable net assets of Prospector represents a service for the listing of the Company and is recognized as a listing expense in the interim condensed consolidated statement of loss and comprehensive loss.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

3.	Acquisition of Prospector Capital Corp. (continued)

The following table reconciles the fair value of elements of the Transactions:

$
Fair value of consideration transferred
8,770,930 common shares	55,257,187
2,031,250 Class A Non-Voting Special Shares	10,115,625
65,372,812
Fair value of assets acquired and liabilities assumed
Cash	19,477,645
Accounts payable and accrued liabilities	(11,497,830)
Warrant liability (1)	(1,746,575)
Net asset acquired	6,233,240
Listing expense	59,139,572

(1)	Warrant liability includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. See Note 7 for additional information.

As at June 30, 2024, total transaction costs of $5,914,607 in connection with the Transaction were expensed as incurred in the interim condensed consolidated statements of loss and comprehensive loss.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

4.	Intangible assets
	Patents	Licenses	Software	Development costs[2]	Others	Total
	$	$	$	$	$	$
Cost
September 30, 2023	3,450,455	1,186,337	575,719	45,075,873	94,810	50,383,194
Additions	434,774	—	—	10,512,229	—	10,947,003
Borrowing costs[1]	—	—	—	6,436,722	—	6,436,722
R&D tax credit (Note 13)	—	—	—	(266,746)	—	(266,746)
Grants (Note 13)	—	—	—	(13,713)	—	(13,713)
June 30, 2024	3,885,229	1,186,337	575,719	61,744,365	94,810	67,486,460

Accumulated amortization and impairment
September 30, 2023	1,059,007	1,183,761	520,998	1,708,264	73,056	4,545,086
Amortization	290,341	2,576	25,081	100,596	3,930	422,524
June 30, 2024	1,349,348	1,186,337	546,079	1,808,860	76,986	4,967,610
Net book value
June 30, 2024	2,535,881	—	29,640	59,935,505	17,824	62,518,850

[1]	The capitalization rates used to determine the amount of general borrowing costs eligible for capitalization during the three and nine months ended June 30, 2024 were 17% and 12% respectively.

[2]	Including $56,215,716 not yet available for use for which amortization begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

5.	Provisions

The following table details the changes in provisions between September 30 and June 30, 2024:

Onerous contracts
$
Balance, as at September 30, 2023	878,144
Revision of estimations	(8,736)
Provisions utilized	(869,408)
Balance, as at June 30, 2024	—

6.	Long-term debt

The following table details the maturities and weighted average interest rates related to long-term debt as at September 30, 2023 and June 30, 2024:

	Final	Weighted average effective interest rate	June 30, 2024	September 30, 2023
	maturity	%	$	$

Convertible loan (a)	2028	23.27	39,566,409	11,258,950
Credit facility (b)	2026	20.11	28,250,007	28,747,705
Term loan	2030	33.65	9,895,641	7,718,928
Long-term debt		21.38	77,712,057	47,725,583
Current portion of long-term debt			—	—
Long-term debt			77,712,057	47,725,583

a)	Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in Note 3, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

6.	Long-term debt (continued)

a)	Convertible loan (continued)

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

Issuance of Tranches B-1 and B-2:

On October 27, 2023, upon initial recognition, the $5,617,611 of Tranche B-1 financing was allocated to its component is as follows:

●	The debt portion of Tranche B-1 was recorded at amortised cost at a carrying value of US$1,873,523 ($2,596,141), net of transaction costs of $48,743, resulting in an effective interest rate of 28.01%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$ 694,758 ($962,726). The conversion option is a liability classified embedded derivative whose fair value is recorded in the interim condensed Consolidated statements of financial position under Conversion options within the Company’s liabilities. This embedded derivative is separated from the host contract and recognised as at fair value through profit or loss, with changes in its fair value recorded in the interim condensed Consolidated statements of loss under Finance costs.

●	The 24,322 warrants to acquire 24,322 D-1 Preferred Shares were recognised at their fair value of US$1,260,107 ($2,059,081), determined using a Black-Scholes valuation model.

The fair value of the conversion option and the warrants at initial recognition were determined using the Black-Scholes option pricing model and the following assumptions:

	Conversion option		Warrants

Fair value of the underlying share	US$	4.74	US$	61.09
Exercise price	US$	10.00	US$	0.01
Risk-free interest rate		4.05%		4.89%
Expected volatility		60%		60%
Expected life		5.00 years		0.04 years
Dividend yield		0%		0%

On December 21, 2023, upon initial recognition, the $23,888,643 of Tranche B-2 financing was allocated to its component as follows:

●	The debt portion of Tranche B-2 was recorded at amortised cost at a carrying value of US$14,952,605 ($19,903,413), net of transaction costs of $297,833, resulting in an effective interest rate of 15.87%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$2,933,937 ($3,985,230). The conversion option is a liability classified embedded derivative whose fair value is recorded in the interim Consolidated statements of financial position under Conversion options within the Company’s liabilities. This embedded derivative is separated from the host contract and recognised as at fair value through profit or loss, with changes in its fair value recorded in the interim condensed Consolidated statements of loss under Finance costs.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

6.	Long-term debt (continued)

b)	Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023 and December 8, 2023. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made, (iii) reduce the Available Cash requirement for the period from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023 from $2,500,000 to $1,500,000, to $Nil until the DE-SPAC date and from $10,000,000 to $5,000,000 at all times after the DE-SPAC date and (iv) to increase the aggregate principal amount of the PIPE financing to a minimum of $44,000,000.

In conjunction with the Credit Facility October 2023 Amendments, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1,643,714.

During the three months ended June 30, 2024, 250,000 common shares were issued following the exercise of those warrants on May 28, 2024. The corresponding balance in Reserve – Warrants in Equity of $1,643,714 was reclassified to Capital Stock.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

7.	Warrant liability

	As at June 30, 2024
	Number	$

Public and Private Warrants	16,049,080	593,092
Vesting Sponsor Warrants	1,416,670	141,667
	17,465,750	734,759

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Prospector Warrants”) in connection with the BCA and plan of arrangement (Note 3).

The Warrants each entitle their holders to purchase one common share at an exercise price of US$11.17 per common share, which is variable in $CDN. Accordingly, they are classified as a liability rather than equity as the Warrants do not meet the ‘fixed for fixed’ requirement. The Public and Private Warrants are exercisable and will expire on December 21, 2030. The Vesting Sponsor Warrants are identical to the Public and Private Warrants, except that the Vesting Sponsor Warrants will be deemed vested in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. None of the Vesting Sponsor Warrants are redeemable by the Company.

The Warrants were initially recorded at their fair value (Note 3). The fair value of the Warrants is reassessed at the end of each reporting period with subsequent changes in fair value recognized through profit or loss. The Public Warrants are considered a level 1 financial instrument as the valuations at the end of each reporting period are based on the trading price of the Public Warrants on the Nasdaq, which are quoted and observable market prices. The Private Warrants are a level 2 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants. The Vesting Sponsor Warrants are a level 3 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants but also unobservable data.

The following table details the changes in warrant liability between December 21, 2023 and June 30, 2024:

Warrant liability
$
Balance, as at December 21, 2023 (issuance date)	1,746,575
Revaluation of warrant liability	(1,011,816)
Balance, as at June 30, 2024	734,759

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

8.	Government grant liabilities

$

Balance, as at September 30, 2023	1,468,296
Accretion interest expense	198,033
Foreign exchange loss (gain)	(11,734)
Balance, as at June 30, 2024	1,654,595

Current	575,833
Non-current	1,078,762

9.	Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

Common shares

	Number of Shares	Amount $

Balance, as at September 30, 2023	167,610	9,894,326
Issuance of common shares upon exercise of the call option	66,550	57,724
Class A, B, C, D-1 and D-2 preferred shares exchange for common shares	239,766,119	444,410,959
Common shares converted per business combination	(240,000,279)	(454,361,009)
Issuance of new common shares per business combination	20,000,000	454,361,009
Issuance to Prospector shareholders (note 3)	8,770,930	55,257,187
Issuance of common shares	682,685	2,994,488
Balance, as at June 30, 2024	29,453,615	512,614,684

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

9.	Capital stock (continued)

Issuance of common shares

During the three months ended June 30, 2024, 682,685 Common Shares were issued following the exercise of warrants (Note 6), the exercise of RSU (Note 10), in connection with the BCA (Note 10) and in connection with the Standby Equity Purchase Agreement.

Standby Equity Purchase Agreement

On April 8, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”) for a period of 3 years, or on the date on which the Investor shall have made payment pursuant to the Commitment Amount. Pursuant to the SEPA, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, the Company will have the right from time to time, but not the obligation, to issue and sell to Yorkville up to $50.0M (the “Commitment Amount”) of its common shares. The Company may also require Yorkville to purchase Common share under the SEPA up to 500,000 Shares of Common Stock. The Company also agreed to pay Yorkville a commitment fee equal to 0.75% of the Commitment Amount.

During the three months ended June 30, 2024,163,363 common shares were issued to cover the commitment fee. An additional 3,333 common shares were issued during the three months period ended June 30, 2024, under this agreement.

Exercise of call option

As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision. Per the original Share Purchase Agreement (“SPA”) conditions, the purchase of the Vayavision of Common shares was paid in exchange of Common Shares of the Company, based on a determined ratio and already detailed in the SPA.

This transaction resulted in an increase in the Company’s interest in Vayavision from 60.0% to 100.0% and was accounted for as an equity transaction. The purchase price of $57,724 was equity-settled. As a result, the carrying value of (i) non-controlling interests of $9,508,328 and (ii) the related other component of equity of $2,431,688 were reversed leading to a reduction of deficit of $7,134,364.

Special Shares

Upon close of the acquisition of Prospector, the Company issued through the Transactions, 2,031,250 Class A Non-Voting Special Shares having a value of $10,115,625 to Prospector Sponsor in connection with the BCA and plan of arrangement (Note 3).

The Class A Non-Voting Special Shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued 4,999,815 Earnout Non-Voting Special Shares of an aggregate fair value of $22,960,000 consisting of the following:

●	999,963 Class B Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $12.00; or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $12.00 per Common Share;

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

9.	Capital stock (continued)

●	999,963 Class C Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $14.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $14.00 per Common Share;

●	999,963 Class D Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $16.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $16.00 per Common Share;

●	999,963 Class E Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company enters into its first customer contract with an OEM (or with a Tier-1 who has a contract with an OEM and meets the same conditions) that represents a design win for the Company for an OEM series production vehicle that will create at least 150,000 units a year in volume for its fusion and perception products or (z) there occurs any

Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share; and

●	999,963 Class F Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company (i) sends out its first undisputed invoice for payment for product delivery for OEM installation against a contract with an OEM (or with a Tier-1 who has a contract with an OEM) needing in excess of 150,000 units a year in volume for its fusion and perception products and (ii) appropriately books that invoice as revenue in accordance with IFRS requirements or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share.

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued and the following weighted average assumptions:

Fair value of the underlying share	US$	4.74
Exercise price		—
Risk-free interest rate		3.23%
Expected volatility		60%
Expected life		7.00 years
Dividend yield		0%

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

9.	Capital stock (continued)

As at June 30, 2024, the following shares were issued and outstanding:

	Number of Shares	Amount $

Common shares	29,453,615	512,614,684
Class A Non-Voting Special Shares	2,031,250	10,115,625
Class B Non-Voting Special Shares	999,963	5,220,000
Class C Non-Voting Special Shares	999,963	4,970,000
Class D Non-Voting Special Shares	999,963	4,740,000
Class E Non-Voting Special Shares	999,963	4,250,000
Class F Non-Voting Special Shares	999,963	3,780,000
	36,484,680	545,690,309
10.	Stock-based compensation

M-option

Preceding closing of the acquisition of Prospector (Note 3), pursuant to the Plan of Arrangement, each of 18,647 M-Options have been exchanged for an option to purchase one common shares of the Company.

The replacement options have an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity.

Upon replacement of the award, the fair value of the option of $117,246 was recognised in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the interim condensed consolidated statement of loss.

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA described in note 3. The agreement implies, upon the completion of the BCA, a transaction fee payable in exchange of a number of common shares of the Company equivalent to US$700,000. During the first quarter of 2024, a portion ($506,774) of the transaction fee was recognized as transaction costs in the interim condensed Consolidated statement of loss, with a counterparty in Other components of equity.

During the three months ended June 30, 2024, 198,684 common shares were issued in conjunction with this agreement to settle a transaction fee payable. As a result, an amount of $615,057 was reclassified from Other components of equity to Capital Stock and an amount of $329,217 was reclassified from Other components of equity to contributed surplus.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

10.	Stock-based compensation (continued)

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed at any time 5,000,000 shares.

The Plan provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions.

Following the adoption of the new equity incentive and the grants of the first awards of this Plan, the Company closed off the reserve stock option balance related to the previous equity incentive plan, in the deficit.

(i) Options

The Company has a stock option plan as part of the incentive plan in which options to purchase common shares are issued to officers and key employees. Under this plan the options will vest between the grant date and March 2028.

Options are expensed over the vesting period. The related compensation expense is included in the stock-based compensation expense.

For the three and nine months ended June 30, 2024, movements in outstanding options were as follow:

	Nine months ended June 30, 2024	Exercise price(1)
	Number of stock options	$

Balance as at September 30, 2023	—	—
Granted	1,438,600	2,84
Balance, as at June 30, 2024	1,438,600	2,84

(1)	Weighted average exercise price

The compensation expense with respect to the Options plan amount to $729,438.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

10.	Stock-based compensation (continued)

(ii) RSUs

The Company has an RSU as part of the incentive plan for management and key employees. Under this plan, RSUs will vest between the grant date and March 2028 to employees who are still employed by the Company on the exercise date.

RSUs are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the three and nine months ended June 30, 2024, movements in outstanding RSUs were as follow:

Nine months ended June 30, 2024
Number of units

Balance, as at September 30, 2023	—
Granted	2,242,805
Forfeited	(76,548)
Exercised	(67,125)
Balance, as at June 30, 2024	2,099,132

The compensation expense with respect to the RSU plan amounts to $1,730,154.

During the three months ended June 30, 2024, 67,125 RSU were exercised and converted into a corresponding number of common shares.

(iii) PSUs

The Company has a PSU plan as part of the incentive plan for management and key employees. Under this plan, PSUs generally vest over a period of four years to employee who are still employed by the Company on the exercise date.

PSUs are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the three and nine months ended June 30, 2024, movements in outstanding PSUs were as follow:

Nine months ended June 30, 2024
Number of units

Balance, as at September 30, 2023	—
Granted	733,080
Balance, as at June 30, 2024	733,080

The compensation expense with respect to the PSU plan amounts to $546,741.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

11.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

The potential effect of dilution from outstanding stock options, convertible preferred stocks, warrants, and put and call options were excluded from the calculation of the diluted loss per common share since the Company incurred losses and the inclusion of these instruments would have an antidilutive effect.

12.	Additional information included in the interim condensed consolidated statement of cash flows

Changes in non-cash working capital items:

	Nine months ended June 30,
	2024	2023
	$	$

Trade receivable and other receivables	2,142,134	1,642,297
Government assistance and R&D tax credit receivable	5,792	707,157
Inventories	(1,007,540)	(714,461)
Prepaid expenses	(1,106,139)	(70,828)
Accounts payable and accrued liabilities	(10,872,814)	992,829
Provisions	(878,144)	958,761
	(11,716,711)	3,515,755

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

13.	Government grants

	Total R&D tax credit
	Recognized in interim condensed statements of loss	Recognized against carrying amount of intangible assets (Note 4)	Total grant
	$	$	$
Three months ended June 30, 2024

Grants	90,065	13,713	103,778
R&D tax credit	—	178,142	178,142
Total grants and R&D tax credit	90,065	191,855	281,920
Nine months ended June 30, 2024

Grants	90,065	13,713	103,778
R&D tax credit	82,176	266,746	348,922
Total grants and R&D tax credit	172,241	280,459	452,700

	Total R&D tax credit
	Recognized in interim condensed statements of loss	Recognized against carrying amount of intangible assets (Note 4)	Total grant
	$	$	$
Three months ended June 30, 2023

Grants	216,423	40,000	256,423
R&D tax credit	45,800	54,200	100,000
Total grants and R&D tax credit	262,223	94,200	356,423
Nine months ended June 30, 2023

Grants	335,703	181,156	516,859
R&D tax credit	93,240	110,326	203,566
Total grants and R&D tax credit	428,943	291,482	720,425

The R&D tax credit is recognized as a reduction of research and development costs in the interim condensed consolidated statements of loss and comprehensive loss.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

14.	Finance costs, net

	Three months ended June 30,		Nine months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Interest expenses (income)
Interest income	(60,133)	(49,921)	(302,799)	(118,011)
Gain on term loan modification	—	(4,332,173)	—	(4,332,173)
Gain on other loan settlement	—	(1,605,561)	—	(1,605,561)
Interest expense on term loan (Note 6)	786,524	481,978	2,184,047	1,397,158
Interest expense on lease liabilities	71,359	81,934	237,537	319,294
Interest expense on credit facility (Note 6)	997,725	1,262,123	3,815,876	3,540,716
Interest expense on convertible notes (Note 6)	2,214,525	165,038	5,468,885	165,038
Interest expense on bridge loans	—	138,347	—	138,347
Interest expense on other loan (Note 6)	—	27,131	—	160,413
Accretion and remeasurement of government grant liability (Note 8)	70,391	74,115	198,033	353,293
Bridge loans issuance cost	—	350,000	—	350,000
SEPA commitment fee (Note 9)	512,775	—	512,775	—
Capitalized borrowing costs (Note 4)	(2,566,151)	(590,429)	(6,436,722)	(2,183,943)
	2,027,015	(3,997,418)	5,677,632	(1,815,429)
Loss (gain) on revaluation of instruments carried at fair value
Warrant liability (Note 7)	(2,179,587)	—	(1,011,816)	—
Conversion option (Note 6)	(3,228,921)	(14,554)	(5,475,289)	(14,554)
	(5,408,508)	(14,554)	(6,487,105)	(14,554)
Other
Loss (gain) on lease modification (Note 15)	1,819	—	(204,146)	—
Non-capitalizable financing costs	96,840	—	96,840	—
Modification of convertible loans (Note 6)	—	—	9,645	—
Bank charges	9,926	6,096	33,808	47,346
Foreign exchange loss (gain)	396,315	(141,391)	315,411	71,676
	504,900	(135,295)	251,558	119,022

Finance costs, net	(2,876,593)	(4,147,267)	(557,915)	(1,710,961)

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

15.	Lease modification

During the first and second quarter of the year, the Company entered into lease modifications for its Toronto and Québec city locations, in order to reduce the rented square footage and cancel a renewal option. As per the amendments, a gain on lease modification of $205,966 was recorded in the nine months period ended June 30, 2024.

In June 2024, the Company entered into a lease modification for its Montreal location, resulting in a decrease of the lease term. As per the amendment, a loss on lease modification of $1,819 was recorded in the three months period ended June 30, 2024.

16.	Subsequent events

A series of amendments were made to the Credit Facility on July 5, 2024, July 26 and August 5, 2024. These amendments modify the existing terms in order to

(i)	reduce gradually the Available Cash requirement from $5.0 million at all times after the DE-SPAC date to $250,000 until August 14, 2024;

(ii)	$1,0 million at all times from August 15, 2024 until the earlier of the date of disbursement of an equity investment by the Company for a minimum gross proceeds amount of US$35,0 million (the “Short-Term Outside Date”) and November 15, 2024,

(iii)	$5,0 million at all times after the earlier of the Short-Term Outside Date and November 15, 2024.

Furthermore, the payments of interest for the month of July 2024 to October 2024 are postponed to the earlier of the Short-Term Outside date and November 15, 2024.

The Company must pay a monthly fee of $125,000 per month starting July 5th, 2024 until the Short-Term Outside Date. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) the earlier of (i) the Short-Term Outside Date and (ii) November 15, 2024 will be due at the earlier date of (i) the Short-Term Outside Date and (ii) November 15, 2024. Following the Short-Term Outside Date and until the Borrower provides Desjardins with a recapitalization plan in form and substance satisfactory to Desjardins, a monthly fee in the amount of $75,000 will be earned and payable on the first day of each month.

On August 14, 2024 LeddarTech announced that it had reached an agreement in principle with several of its principal shareholders and its principal lender pursuant to which such parties would fund the Company with an aggregate of US$9.0 million in bridge debt financing in order to meet the Company’s near-term obligations (the “Bridge Financing”) while the Company continues to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in an additional equity capital (the “Equity Financing”).

The Bridge Financing would be comprised of two tranches, with the first tranche in the amount of US$6.0 million to be funded on or about August 19, 2024, and the second tranche in the amount of US$3.0 million to be funded on or about October 15, 2024. The second tranche of the Bridge Financing would be conditioned on, among other things, receipt by the Company, not later than October 14, 2024, of satisfactory evidence of investor participation in the Equity Financing. The Bridge Financing would mature on November 15, 2024.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and nine months ended June 30, 2024

16.	Subsequent events (continued)

Although the parties have reached agreement in principle, the Bridge Financing transaction is subject to finalization and execution of definitive agreements by the relevant parties. There can be no assurance that the parties will agree on the terms to be included in such definitive agreements, that the lenders will invest the full US$6.0 million in the first tranche of the Bridge Financing, that the conditions to the second tranche of the Bridge Financing will be satisfied, or that the Company will be successful in raising any amount at all in the Bridge Financing transaction. Moreover, there can be no assurance that the Company will successfully complete the Equity Financing transaction in the amounts contemplated by the Bridge Financing, or raise any capital in the Equity Financing transaction at all.

In order to allow sufficient time to finalize the definitive documents in connection with the Bridge Financing described above, the Company also has entered into a Twelfth Amending Agreement (the “Amendment and Waiver”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”). Pursuant to previous amendments to the Desjardins Credit Facility, the Company and Desjardins had temporarily reduced the Company’s obligation to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) from $5.0 million to the current requirement of $250,000 through August 14, 2024. Pursuant to the Amendment and Waiver, the Minimum Cash Covenant threshold of $250,000 will be extended through August 19, 2024, following which time it will be increased to $1,0 million until the earlier of the date of disbursement of an equity investment in the Company for a minimum gross proceeds amount of US$35.0 million (the “Short-Term Outside Date”) and November 15, 2024, and $5.0 million at all times after the earlier of the Short-Term Outside Date and November 15, 2024.

Any debt or equity securities to be offered and sold in the Bridge Financing transaction or in the Equity Financing transaction may not be registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or compliance with an applicable exemption from such registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the Bridge Financing transaction or the Equity Financing transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

.